PROSPECTUS SUPPLEMENT NO. 1	Registration No. 333-113730
(to prospectus dated June 7, 2004)	Filed Pursuant to Rule 424(b)(3)

$100,000,000

5.00% Convertible Senior Subordinated Debentures due 2023
and
Shares of Common Stock Issuable Upon Conversion of the Debentures

        This prospectus supplement relates to the resale by holders of the 5.00% Convertible Senior Subordinated Debentures due December 15, 2023 of Fleetwood Enterprises, Inc. and the shares of common stock issuable upon conversion of the debentures.

        This prospectus supplement updates and amends the prospectus dated June 7, 2004. This prospectus supplement is not complete without and must therefore be delivered and read together with the prospectus. This prospectus supplement may not be delivered or otherwise utilized by selling securityholders except in connection with the prospectus, including all amendments and supplements thereto. The terms of the debentures are set forth in the prospectus.

        The table under the caption "Selling Securityholders" beginning on page 64 of the prospectus is hereby supplemented and amended to update information regarding the beneficial ownership of debentures and underlying common stock for the selling securityholders listed below as of July 28, 2004. These selling securityholders have indicated that they sold debentures or discovered that they beneficially owned more securities than initially reported. As a result, the number of debentures and shares of common stock beneficially owned by each such selling securityholder is as follows:

	Aggregate Principal Amount of Debentures Owned Before Offering and That May Be Sold				Beneficial Ownership After Offering
		Percentage of Debentures Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)
				Number of Shares of Common Stock Offered for Sale(1)
Selling Securityholder					Number of Shares of Common Stock(2)	Percentage of Shares of Common Stock(2)(3)
Lehman Brothers Inc.	7,000,000	7.00%	597,312	595,238	2,074		*
McMahan Securities Co. L.P.	100,000	0.10%	8,503	8,503	0		*

*
Less than one percent (1%)

(1)
Assumes conversion of all of the holder's debentures based on the initial conversion price of approximately $11.76 per share of common stock. This is equivalent to a conversion rate of approximately 85.0340 shares per $1,000 principal amount of debentures. This conversion rate is subject to adjustment as described under "Description of the Debentures—Conversion Rate Adjustments." As a result, the number of shares of common stock issuable upon conversion of the debentures may increase in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash payment for any fractional share resulting from conversion of the debentures, as described under "Description of Debentures—Conversion Rights."

(2)
Assumes all of the debentures and shares of common stock issuable upon their conversion are sold in the offering, and any shares remaining reflect shares beneficially owned by such holder prior to the offering of debentures and underlying common stock.

(3)
Based on 55,374,843 shares outstanding as of July 2, 2004. In calculating this amount, we also treated as outstanding the number of shares of common stock issuable upon conversion of this selling securityholder's debentures, but we did not assume conversion of any other selling securityholder's debentures.

        Investing in the convertible debentures and our common stock involves risks. See "Risk Factors" beginning on page 9 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 28, 2004